Exhibit 3

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

August 27, 2015

Notice Regarding Postponement of the Execution of the Basic Agreement Concerning the Management Integration between FamilyMart Co., Ltd. and UNY Group Holdings Co. Ltd.

  As per the announcement in the news release “Notice Regarding Commencement of Discussions Concerning the Management Integration between FamilyMart., Ltd. and UNY Group Holdings Co. Ltd.”, dated on March 10, 2015, FamilyMart Co., Ltd. (“FamilyMart”) and UNY Group Holdings Co., Ltd. (“UNY Group Holdings”) have been discussing management integration (“Management Integration”) in the spirit of treating both companies as equals through the Integration Preparation Committee.

  While FamilyMart and UNY Group Holdings initially planned to execute the basic agreement in August 2015, both companies have decided that further time is needed for discussions in order to ensure execution of the Management Integration. FamilyMart and UNY Group Holdings hereby announce the postponement of the execution of the basic agreement.

  The planned effective date of Absorption-Type Merger and the Absorption-Type Demerger will remain in September 2016.

1